Exhibit 99.1

ChinaCache International Holdings Ltd. Announces
Fourth Quarter and Full Fiscal Year 2014 Financial Results

Company Expects 2015 Revenue Growth of 25% to 30%

BEIJING — March 26, 2015 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading total solutions provider of Internet content and application delivery services in China, today announced its unaudited condensed consolidated financial results for the fourth quarter and full fiscal year ended December 31, 2014.

Highlights for the Fourth Quarter of 2014

•                       Net revenues in the fourth quarter were RMB338.9 million (US$54.6 million) as compared with RMB339.4 million in the fourth quarter of 2013.

•                       Gross profit in the fourth quarter was RMB101.7 million (US$16.4 million), reflecting a 30.0% gross profit margin in the fourth quarter.

•                       Financial results in the fourth quarter were impacted by a one-time RMB32.5 million (US$5.2 million) non-cash bad debt provision related to a single customer from previous years.

•                       Excluding this one-time non-cash bad debt provision of RMB32.5 million (US$5.2 million), fourth-quarter adjusted EBITDA (non-GAAP) was RMB44.7 million (US$7.2 million) and fourth-quarter adjusted net income (non-GAAP) was RMB 15.7 million (US$2.5 million).

•                       Excluding this one-time non-cash bad debt provision of RMB32.5 million (US$5.2 million), adjusted net income per diluted ADS (non-GAAP) was RMB0.59 (US$0.09) in the fourth quarter of 2014 as compared to an adjusted net loss per ADS of RMB0.31 in the fourth quarter of 2013.

Highlights for the Full Year 2014

•                       Net revenues in 2014 reached a record high of RMB1,384.3 million (US$223.1 million), representing a 25.5% increase over the previous year.

•                       Gross profit in 2014 was RMB417.7 million (US$67.3 million), up 20.5% from 2013.

•                       Excluding the one-time non-cash bad debt provision of RMB32.5 million (US$5.2 million) from the fourth quarter 2014, the adjusted EBITDA (non-GAAP) in 2014 was RMB135.5 million (US$21.8 million) and adjusted net income (non-GAAP) in 2014 was RMB38.9 million (US$6.3 million).

•                       Excluding this one-time non-cash bad debt provision of RMB32.5 million (US$5.2 million), adjusted net income per diluted ADS (non-GAAP) was RMB1.46 (US$0.24) for the full-year 2014 as compared to an adjusted net loss per ADS of RMB0.79 for the full-year 2013.

“Our record revenue in 2014 reflects the strong capability, flexibility and reliability of our network and content delivery technology in meeting the expanding demands of our diversified customers.  We have a leading position in high growth sectors such as video and mobile, as well as the capabilities in providing customized services to large e-commerce enterprises and online media companies,” said Mr. Song Wang, Founder, Chairman and Chief Executive Officer of ChinaCache.

“Our fourth quarter revenue was impacted by our decision to accelerate customer migration onto our next-generation High Performance Cloud Cache (“HPCC”) platform, which resulted in less available bandwidth and service capacity. However, as we are on track in completing the migration in the first quarter of 2015, we can now offer enhanced services and a more efficient network to all our customers, which will strengthen our long-term competitive position and our ability to address a rapidly growing market. Going forward, with our industry-leading infrastructure, customers will experience faster, more reliable service, and we will benefit from higher bandwidth reuse, and greater capacity through a more balanced network system,” concluded Mr. Wang.

Fourth Quarter 2014 Financial Results

Net revenues for the fourth quarter of 2014 were RMB338.9 million (US$54.6 million), representing a 9.7% decrease from the third quarter of 2014 and a 0.2% decrease from the corresponding period in 2013. The decrease in net revenues was due to bandwidth and service capacity interruption as customers continue to migrate onto the next-generation HPCC platform in the fourth quarter of 2014 as compared with the previous quarter. The Company expects the HPCC migration to be near completion by end of first quarter of 2015.

Cost of revenues for the fourth quarter decreased by 9.3% quarter-over-quarter, and increased by 2.1% year-over-year to RMB237.2 million (US$38.2 million). Gross margin was 30.0%, compared to 30.3% in the previous quarter and 31.6% in the corresponding period in 2013. Non-GAAP gross margin, which excludes share-based compensation, was 30.0%, compared to 30.4% in the third quarter and 31.7% in the corresponding period in 2013.

Sales and marketing expenses for the fourth quarter decreased by 4.8% from the previous quarter to RMB29.2 million (US$4.7 million) and decreased by 23.3% year-over-year, representing 8.6% of net revenues. The decrease in sales and marketing expenses was primarily attributable to reduced personnel-related expenses due to less commission paid in the fourth quarter of 2014 as compared with the previous quarter.

General and administrative expenses for the fourth quarter increased by 73.5% from the previous quarter to RMB73.8 million (US$11.9 million) and increased by 70.0% year-over-year, representing 21.8% of net revenues. The increase in general and administrative expenses was primarily attributable to RMB32.5 million in accruals for bad debt provision from one single customer from previous years. Excluding the one-time non-cash bad debt provision of RMB32.5 million incurred from a single client, general and administrative expenses for the fourth quarter were RMB41.3 million (US$6.7 million), representing a decrease of 3.0% from the previous quarter and a decrease of 5.0% year-over-year, representing 12.2% of net revenues.

Research and development expenses for the fourth quarter decreased by 6.4% from the previous quarter to RMB28.1million (US$4.5 million), and decreased by 8.0% year-over-year, representing 8.3% of net revenues. The decrease was mainly attributable to improved cost control measures enacted throughout the Company.

Adjusted EBITDA (non-GAAP), defined as EBITDA excluding share-based compensation expense, foreign exchange gain/(loss) and impairment of an available-for-sale investment, was RMB12.1 million (US$2.0 million) in the fourth quarter of 2014, as compared with RMB20.3 million in the fourth quarter in 2013. Excluding the one-time non-cash bad debt provision of RMB32.5 million incurred from a single client, adjusted EBITDA was RMB44.7 million (US$7.2 million).

Operating loss was RMB29.4 million (US$4.7 million) in the fourth quarter of 2014, compared to operating income of RMB10.7 million in the previous quarter and an operating loss of RMB6.0 million in the corresponding period in 2013. Excluding share-based compensation expense and impairment of an available-for-sale investment, non-GAAP operating loss was RMB20.8 million (US$3.4 million), compared with a non-GAAP operating income of RMB12.6 million in the third quarter of 2014 and a non-GAAP operating loss of RMB1.1 million in the fourth quarter of 2013.  Further excluding the one-time non-cash bad debt provision of RMB32.5 million incurred from a single client, the Company had a non-GAAP operating income of RMB11.7 million (US$1.9 million) in the fourth quarter of 2014.

Income tax benefit was RMB3.0 million (US$0.5 million) in the fourth quarter of 2014, compared to income tax expense of RMB2.6 million in the third quarter of 2014 and RMB9.4 million in the corresponding period in 2013.

Net loss was RMB20.6 million (US$3.3 million) in the fourth quarter of 2014, compared to net income of RMB0.6 million in the third quarter of 2014, and net loss of RMB14.0 million in the corresponding period in 2013. Net loss per basic and diluted American Depositary Share (“ADS”) for the fourth quarter of 2014 was RMB0.80 (US$0.13) and RMB0.80 (US$0.13), respectively. Each ADS represents 16 ordinary shares of the Company.

Adjusted net loss (non-GAAP), defined as net loss before share-based compensation expense, foreign exchange gain/(loss), penalties on uncertain tax positions and impairment of an available-for-sale investment, was RMB16.8 million (US$2.7 million), compared to adjusted net income (non-GAAP) of RMB8.9 million in the third quarter of 2014 and adjusted net loss (non-GAAP) of RMB7.2 million in the corresponding period in 2013. Non-GAAP net loss per basic and diluted ADS for the fourth quarter of 2014 amounted to RMB0.65 (US$0.11) and RMB0.65 (US$0.11), respectively.

Excluding the one-time non-cash bad debt provision of RMB32.5 million incurred from a single client, adjusted net income (non-GAAP) was RMB15.7 million (US2.5 million).  As a result, the adjusted net income per basic and diluted ADS (non-GAAP) for the fourth quarter of 2014 amounted to RMB0.61 (US$0.10) and RMB0.59 (US$0.09) respectively.

Full Year 2014 Financial Results

For the full year ended December 31, 2014, net revenues were RMB1,384.3 million (US$223.1 million), representing a 25.5% increase from the previous year. Gross profit in 2014 increased 20.5% to RMB417.7 million (US$67.3 million), representing a gross profit margin of 30.2%.

Adjusted EBITDA (non-GAAP) in 2014 was RMB103.0 million (US$16.6 million), a 123.1% increase from the previous year. Net loss in 2014 was RMB6.8 million (US$1.1 million), compared to a net loss of RMB34.2 million in 2013.

Adjusted net income (non-GAAP) was RMB6.4 million (US$1.0 million) in 2014, compared to an adjusted net loss of RMB18.0 million in 2013.

Excluding the one-time non-cash bad debt provision of RMB32.5 million incurred from a single client, adjusted EBITDA (non-GAAP) in 2014 was RMB135.5 million (US$21.8 million), and adjusted net income (non-GAAP) was RMB38.9 million (US$6.3 million) in 2014.

Balance Sheet

As of December 31, 2014, the Company had cash and cash equivalents of RMB375.9 million (US$60.6 million). In addition, the Company had an available-for-sale investment amounting to RMB25.2 million (US$4.1 million) in an RMB-denominated fund, which is presented as a current asset.

Capital expenditures for the fourth quarter and full year of 2014 were RMB66.6 million (US$10.7 million) and RMB259.3 million (US$41.8 million) respectively.

First Quarter and Full Year 2015 Revenue Guidance

For the first quarter of 2015, ChinaCache expects its total net revenues to be between RMB340.0 million and RMB350.0 million, representing an increase of 5.0% to 8.0% over the first quarter of 2014.

For 2015, ChinaCache expects that its full-year total net revenues will grow by 25% to 30% over 2014.

Conference Call Information

The Company has scheduled a conference call to discuss these results at 8:00 PM Eastern Time on March 26, 2015, which corresponds to 8:00 AM Beijing time on March 27, 2015.

The dial-in details for the live conference call are as follows:

•                  U.S. dial-in number: +1 (845) 675-0438

•                  Hong Kong dial-in number: +852 3018-6776

•                  International dial-in number: +65 6723-9385

•                  China dial-in number: 400-1200-654

•                  Conference ID: 7524177

A live and archived webcast of the conference call will be available on the Investor Relations section of ChinaCache’s website at ir.chinacache.com

A replay of the conference call will also be available approximately two hours after the conclusion of the live call until April 1, 2015 by dialing:

•                  U.S. dial-in number: +1 (855) 452-5696

•                  International dial-in number: +61 (2) 9003-4211

•                  China dial-in number: 400-632-2162

•                  Conference ID: 7524177

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is the leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

*Use of Non-GAAP Financial Measures

In evaluating its business, ChinaCache considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC as supplemental measures to review and assess its operating performance: non-GAAP gross profit, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP research and development expenses, non-GAAP operating income/(loss), adjusted net income/(loss) (non-GAAP), EBITDA and adjusted EBITDA (non-GAAP).  The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP to GAAP Financial Measures” set forth at the end of this press release.

To present non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP research and development expenses, the Company excludes share-based compensation expense.

To present non-GAAP gross profit, the Company excludes share-based compensation expense.

To present non-GAAP operating income/(loss), the Company excludes share-based compensation expense and impairment of an available-for-sale investment.

The Company defines adjusted net income/(loss) as net income/(loss) before share-based compensation expense, foreign exchange gain/(loss), penalties on uncertain tax positions and impairment of an available-for-sale investment.

The Company uses EBITDA to assist in reconciliation to adjusted EBITDA.  The Company defines EBITDA as net income/(loss) before interest expense, interest income, income tax expense and penalties on uncertain tax positions and depreciation and amortization.  The Company defines adjusted EBITDA as EBITDA before share-based compensation expense, foreign exchange gain/(loss) and impairment of an available-for-sale investment that the Company does not consider reflective of its ongoing operations.  The Company believes that the use of adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative interest expense and share-based compensation expense), the book amortization of intangibles (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses.  The Company also presents adjusted EBITDA because it believes it is frequently used by securities analysts, investors and other interested parties as a measure of the financial performance of companies in its industry.

Those non-GAAP financial measures are not defined under U.S. GAAP and are not measures presented in accordance with U.S. GAAP.  Those non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with U.S. GAAP.  Some of these limitations include, but are not limited to:

•                       Adjusted net income, EBITDA and adjusted EBITDA do not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments;

•                       They do not reflect changes in, or cash requirements for, the Company’s working capital needs;

•                       They do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt;

•                       They do not reflect income taxes or the cash requirements for any tax payments;

•                       Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted net income, EBITDA and adjusted EBITDA do not reflect any cash requirements for such replacements;

•                       While share-based compensation is a component of cost of revenues and operating expenses, the impact on the Company’s financial statements compared to other companies can vary significantly due to such factors as assumed life of the options and assumed volatility of the Company’s ordinary shares; and

•                       Other companies may calculate adjusted net income, EBITDA and adjusted EBITDA differently than the Company does, limiting their usefulness as comparative measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the effective exchange rate of 6.2046 as of December 31, 2014.

Safe Harbor Statement

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the outlook for the first quarter and full year 2015 and quotations from management in this announcement, as well as ChinaCache’s strategic and operational plans, contain forward-looking statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Investor Relations Department

ChinaCache International Holdings

Tel: +86 (10) 6408 5307

Email: ir@chinacache.com

Mr. Glenn Garmont or Mr. Don Markley

The Piacente Group | Investor Relations

Tel: +1 212-481 2050

Email: chinacache@tpg-ir.com

FINANCIAL TABLES

•                      Unaudited Condensed Consolidated Balance Sheets

•                      Unaudited Condensed Consolidated Statements of Comprehensive Income

•                      Supplementary Metrics

•                      Reconciliations of Non-GAAP to GAAP Financial Measures

Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of Dec 31	As of Dec 31	As of Dec 31
	2013	2014	2014
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	338,092	375,879	60,581
Restricted Cash	60,000	68,191	10,990
Accounts receivable, net	306,237	319,494	51,493
Prepaid expenses and other current assets	50,549	55,374	8,925
Short term investment	24,636	25,219	4,065
Deferred tax assets	7,096	20,658	3,329
Amount due from a related party	141	—	—
Total current assets	786,751	864,815	139,383

Non-current assets
Property and equipment, net	240,650	418,886	67,512
Cloud infrastructure construction in progress	12,236	283,475	45,688
Intangible assets, net	5,563	10,321	1,663
Land use right, net	50,730	49,697	8,010
Long term investments	33,690	46,950	7,567
Deferred tax assets	1,719	980	158
Long term deposits and other non-current assets	35,829	56,084	9,039
Total non-current assets	380,417	866,393	139,637

Total Assets	1,167,168	1,731,208	279,020

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loan	60,000	60,000	9,670
Accounts payable	203,750	255,821	41,231
Accrued employee benefits	43,922	45,016	7,255
Accrued expenses and other payables	157,075	411,803	66,371
Income tax payable	10,399	21,374	3,445
Liabilities for uncertain tax positions	11,540	11,739	1,892
Amounts due to related parties	862	18	3
Current portion of long term liabilities	—	7,180	1,157
Current portion of capital lease obiligations	—	13,794	2,223
Deferred government grant	24,360	37,360	6,021
Total current liabilities	511,908	864,105	139,268

Non-current liabilities

Long-term loan	—	11,520	1,857
Non-current portion of capital lease obligations	—	20,592	3,319
Deferred tax liabilities	2,127	44	7
Total non-current liabilities	2,127	32,156	5,183

Total Liabilities	514,035	896,261	144,451

Total Shareholders’ equity	653,133	834,947	134,569

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,167,168	1,731,208	279,020

Condensed Consolidated Statements of Comprehensive Income

(amounts in thousands, except for number of shares, per share and per ADS data)

	For the Three Months Ended				For the Twelve Months Ended
	Dec 31, 2013	Sep 30, 2014	Dec 31, 2014	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)

Net revenues	339,373	375,258	338,850	54,613	1,103,243	1,384,273	223,104
Cost of revenues	(232,203)	(261,371)	(237,157)	(38,223)	(756,617)	(966,558)	(155,781)

Gross profit	107,170	113,887	101,693	16,390	346,626	417,715	67,323
Sales & marketing expenses	(38,017)	(30,637)	(29,175)	(4,702)	(124,578)	(127,843)	(20,605)
General & administrative expenses	(43,409)	(42,523)	(73,797)	(11,894)	(153,568)	(190,980)	(30,780)
Research & development expenses	(30,555)	(30,035)	(28,113)	(4,531)	(102,704)	(116,381)	(18,757)
Impairment of an available-for-sale investment	(1,217)	—	—	—	(1,217)	—	—

Operating (loss)/income	(6,028)	10,692	(29,392)	(4,737)	(35,441)	(17,489)	(2,819)
Interest income	459	863	1,052	170	2,513	5,529	891
Interest expense	(1,275)	(1,965)	(3,192)	(514)	(3,584)	(8,220)	(1,325)
Other income	3,973	88	3,098	499	6,886	6,298	1,015
Foreign exchange (loss)/gain, net	(1,735)	(6,409)	4,814	776	(3,308)	3,944	636

(Loss)/income before income taxes	(4,606)	3,269	(23,620)	(3,806)	(32,934)	(9,938)	(1,602)
Income tax (expense)/benefit	(9,410)	(2,646)	2,981	480	(1,295)	3,097	499

Net (loss)/income attributable to ordinary shareholders	(14,016)	623	(20,639)	(3,326)	(34,229)	(6,841)	(1,103)

Foreign currency translation	(2,328)	1,687	(1,857)	(299)	(1,975)	46	7
Unrealized holding gains arising during the period	232	141	200	32	1,821	583	94
Reclassification adjustments for gains included in net loss	(499)	—	—	—	(1,912)	—	—

Total other comprehensive (loss)/income, net of tax	(2,595)	1,828	(1,657)	(267)	(2,066)	629	101

Comprehensive (loss)/income	(16,611)	2,451	(22,296)	(3,593)	(36,295)	(6,212)	(1,002)

(Loss)/earnings per ordinary share:
Basic	(0.04)	0.00	(0.05)	(0.01)	(0.09)	(0.02)	(0.00)
Diluted	(0.04)	0.00	(0.05)	(0.01)	(0.09)	(0.02)	(0.00)

(Loss)/earnings per ADS*:
Basic	(0.61)	0.02	(0.80)	(0.13)	(1.51)	(0.27)	(0.04)
Diluted	(0.61)	0.02	(0.80)	(0.13)	(1.51)	(0.27)	(0.04)

Weighted average number of ordinary shares used in earnings per share computation:
Basic	367,762,251	411,553,199	412,586,217	412,586,217	362,916,540	403,401,928	403,401,928
Diluted	367,762,251	422,211,476	412,586,217	412,586,217	362,916,540	403,401,928	403,401,928

*	Note1:1 ADS = 16 shares
Note2: Non-GAAP Financial Measures

Supplementary Metrics - Reconciliations of Non-GAAP to GAAP Financial Measures

(amounts in thousands, except for percentages, number of shares, per share and per ADS data)

(Unaudited)

	For the Three Months Ended				For the Twelve Months Ended
	Dec 31, 2013	Sep 30, 2014	Dec 31, 2014	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
Adjusted EBITDA — defined as EBITDA before share-based compensation expense,foreign exchange gain/loss and impairment of an available-for-sale investment

Net (loss)/income	(14,016)	623	(20,639)	(3,326)	(34,229)	(6,841)	(1,103)
Depreciation	16,613	23,707	29,156	4,699	59,877	94,826	15,283
Amortization	631	534	619	100	1,891	2,202	355
Interest expense	1,275	1,965	3,192	514	3,584	8,220	1,325
Interest income	(459)	(863)	(1,052)	(170)	(2,513)	(5,529)	(891)
Income tax expense/(benefit)	9,410	2,646	(2,981)	(480)	1,295	(3,097)	(499)
Share-based compensation	3,684	1,872	8,586	1,383	11,852	17,037	2,746
Foreign exchange loss/(gain)	1,735	6,409	(4,814)	(776)	3,308	(3,944)	(636)
Penalties on uncertain tax positions	229	—	56	9	(123)	100	16
Impairment of an available-for-sale investment	1,217	—	—	—	1,217	—	—
Adjusted EBITDA	20,319	36,893	12,123	1,953	46,159	102,974	16,596
Margin%	6.0%	9.8%	3.6%	3.6%	4.2%	7.4%	7.4%

Adjusted net (loss)/income — defined as net (loss)/income before share-based compensation, foreign exchange gain/loss, penalties on uncertain tax positions and impairment of an available-for-sale investment

Net (loss)/income	(14,016)	623	(20,639)	(3,326)	(34,229)	(6,841)	(1,103)
Share-based compensation	3,684	1,872	8,586	1,383	11,852	17,037	2,746
Foreign exchange loss/(gain)	1,735	6,409	(4,814)	(776)	3,308	(3,944)	(636)
Penalties on uncertain tax positions	229	—	56	9	(123)	100	16
Impairment of an available-for-sale Investment	1,217	—	—	—	1,217	—	—
Adjusted net (loss)/income	(7,151)	8,904	(16,811)	(2,710)	(17,975)	6,352	1,023
Margin%	(2.1)%	2.4%	(5.0)%	(5.0)%	(1.6)%	0.5%	0.5%
(Loss)/earnings per ordinary share:
Basic	(0.02)	0.02	(0.04)	(0.01)	(0.05)	0.02	0.00
Diluted	(0.02)	0.02	(0.04)	(0.01)	(0.05)	0.01	0.00
(Loss)/earnings per ADS:
Basic	(0.31)	0.35	(0.65)	(0.11)	(0.79)	0.25	0.04
Diluted	(0.31)	0.34	(0.65)	(0.11)	(0.79)	0.24	0.04

Non-GAAP gross profit — defined as gross profit before share-based compensation expense

Gross profit	107,170	113,887	101,693	16,390	346,626	417,715	67,323
Plus: Share-based compensation	302	162	108	17	1,665	951	153
Non-GAAP gross profit	107,472	114,049	101,801	16,407	348,291	418,666	67,476
Margin%	31.7%	30.4%	30.0%	30.0%	31.6%	30.2%	30.2%

Non-GAAP operating expense — defined as operating expense before share-based compensation expense

Sales & marketing expenses	38,017	30,637	29,175	4,702	124,578	127,843	20,605
Minus: Share-based compensation	(656)	(366)	(327)	(53)	(3,853)	(2,167)	(349)
Non-GAAP sales & marketing expenses	37,361	30,271	28,848	4,649	120,725	125,676	20,256
% of net revenues	11.0%	8.1%	8.5%	8.5%	10.9%	9.1%	9.1%

General & administrative expenses	43,409	42,523	73,797	11,894	153,568	190,980	30,780
Minus: Share-based compensation	(2,022)	(998)	(6,542)	(1,054)	(3,833)	(10,612)	(1,710)
Non-GAAP general & administrative expenses	41,387	41,525	67,255	10,840	149,735	180,368	29,070
% of net revenues	12.2%	11.1%	19.8%	19.8%	13.6%	13.0%	13.0%

Research & development expenses	30,555	30,035	28,113	4,531	102,704	116,381	18,757
Minus: Share-based compensation	(704)	(346)	(1,609)	(259)	(2,501)	(3,307)	(533)
Non-GAAP research & development expenses	29,851	29,689	26,504	4,272	100,203	113,074	18,224
% of net revenues	8.8%	7.9%	7.8%	7.8%	9.1%	8.2%	8.2%

Non-GAAP operating (loss)/income — defined as GAAP operating (loss)/income before share-based compensation expense and impairment of an available-for-sale investment

Operating (loss)/income	(6,028)	10,692	(29,392)	(4,737)	(35,441)	(17,489)	(2,819)
Plus: Share-based compensation	3,684	1,872	8,586	1,383	11,852	17,037	2,746
Plus: Impairment of an available-for-sale investment	1,217	—	—	—	1,217	—	—
Non-GAAP operating (loss)/income	(1,127)	12,564	(20,806)	(3,354)	(22,372)	(452)	(73)
Margin%	(0.3)%	3.3%	(6.1)%	(6.1)%	(2.0)%	(0.0)%	(0.0)%

Supplementary Metrics

(Unaudited)

	Jun 30, 2013	Sep 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sep 30, 2014	Dec 31, 2014

Revenues breakdown by industry verticals

Internet and software	20%	22%	25%	23%	23%	23%	22%
Mobile internet	17%	17%	15%	15%	15%	16%	16%
Media and entertainment	29%	27%	27%	28%	29%	29%	29%
E-commerce	22%	21%	21%	21%	20%	19%	19%
Enterprises	9%	10%	10%	11%	12%	13%	14%
Government agencies	3%	3%	2%	2%	1%	0%	0%
Total	100%	100%	100%	100%	100%	100%	100%

Capital expenditures	28,444	22,689	32,886	29,728	58,368	104,588	66,611
As a percentage of net revenues	11.0%	8.2%	9.7%	9.2%	16.9%	27.9%	19.7%